FOR IMMEDIATE DISTRIBUTION

AEW CAPITAL MANAGEMENT ENTERS INTO JOINT VENTURE WITH

BROOKFIELD OFFICE PROPERTIES AT HERITAGE PLAZA IN HOUSTON

NEW YORK, NY, February 19, 2014 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that it has entered into a joint venture partnership with AEW Capital Management, L.P. on the Heritage Plaza office building in downtown Houston. AEW has purchased a 90% interest in the venture; Brookfield will maintain a 10% interest and will continue its leasing and property management responsibilities at the building. AEW acquired the interest on behalf of the AEW Core Property Trust (U.S.), an open-end real estate fund.

Brookfield acquired Heritage Plaza in December 2010 in a deal that valued the building at $286 per leasable square foot. Net proceeds to Brookfield Office Properties, which sold a 41% interest in the property upon formation of the joint venture with AEW, total approximately $118 million. The remaining 49% interest sold to AEW was owned by an affiliate.

The building is 98.4% leased, up from 84% leased when Brookfield took control of the building. Anchor tenants include Deloitte and EOG Resources.

“This transaction aligns with Brookfield’s strategy of creating value in an asset through proactive leasing and asset management and then extracting proceeds for use in other endeavors, such as our various development and redevelopment initiatives,” said Dennis Friedrich, chief executive officer of Brookfield Office Properties.

“Led by the energy sector, Houston has consistently been one of the fastest growing metro areas in the nation,” said Dan Bradley, portfolio manager for the AEW Core Property Trust. “Rapid job growth and expanding business activity have supported very strong demand for office space and we believe this investment capitalizes on these trends.”

Heritage Plaza, at 1111 Bagby Street, overlooks historic Sam Houston Park and is well-known for its distinctive design elements, a recognizable marker on the Houston skyline. The building is convenient to major thoroughfares and provides direct passage to adjacent buildings and surrounding amenities via a sky bridge. Tenant amenities include ample on-site parking and a fitness center.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 114 properties totaling 85 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

About AEW

Founded in 1981, AEW Capital Management, L.P. (AEW) provides real estate investment management services to investors worldwide. One of the world’s leading real estate investment advisors, AEW and its affiliates manage over $37 billion of capital invested in $50.8 billion of property and securities in North America, Europe and Asia (as of September 30, 2013). Grounded in research and experienced in the complexities of the real estate and capital markets, AEW actively manages portfolios in both the public and private property markets and across the risk/return spectrum. AEW and its affiliates have offices in Boston, Los Angeles, London, Paris, Hong Kong and Singapore, as well as additional offices in eight European cities. For more information please visit www.aew.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Contact:

Matt Cherry, VP, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com

AEW Capital Management Contact:

Elizabeth Herlihy, Director

(617) 261-9301; eherlihy@aew.com